UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
REVLON, INC.
(Name of Subject Company (Issuer))
REVLON, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Titles of Classes of Securities)
761525609
(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
REVLON, INC.
(Name of the Issuer)
REVLON, INC.
MACANDREWS & FORBES HOLDINGS INC.
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)

ROBERT K. KRETZMAN, ESQ. EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES, CHIEF LEGAL OFFICER AND GENERAL COUNSEL REVLON, INC. 237 PARK AVENUE NEW YORK, NEW YORK 10017 (212) 527-4000	BARRY F. SCHWARTZ EXECUTIVE VICE CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER MACANDREWS & FORBES HOLDINGS INC. 35 EAST 62ND STREET NEW YORK, NEW YORK 10065 (212) 572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
COPIES TO:

FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NEW YORK 10036 (212) 735-3000	ADAM O. EMMERICH, ESQ. AND TREVOR S. NORWITZ, ESQ. WACHTELL, LIPTON, ROSEN & KATZ 51 WEST 52ND STREET NEW YORK, NEW YORK 10019 (212) 403-1000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $16,084
Filing party: Revlon, Inc.
Form or registration No.: Schedule TO
Date filed: August 10, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☑ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX
EX-99.A.5.I

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on August 10, 2009, as amended by Amendment No. 1 to the Tender Offer Statement and Schedule 13E-3 filed on August 11, 2009 (as amended from time to time, the “Schedule TO”), which relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon”), to exchange each share of Revlon’s Class A common stock, par value $0.01 per share, for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share from the holders thereof.
This Amendment No. 2 is filed solely for the following purposes: to add Exhibit (a)(5)(I), Summary of Key Terms for Use by Investment Professionals, and to revise the Exhibit Index.

SIGNATURE
Revlon, Inc. is filing this Amendment No. 2 as a combined Amendment to Schedule TO and Amendment to Schedule 13E-3 and MacAndrews & Forbes Holdings Inc. is filing this statement as an Amendment to Schedule 13E-3 (in respect of Schedule TO Item 13 only). After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVLON, INC.
By:	/s/ Robert K. Kretzman, Esq.
Name:	Robert K. Kretzman, Esq.
Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel

Date: August 19, 2009

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

Date: August 19, 2009

The Exhibit Index of the Schedule TO is hereby amended and restated in its entirety as follows:
EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated August 10, 2009.
(a)(1)(B)	Letter of Transmittal, dated August 10, 2009.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009.
(a)(1)(D)	Letter to Clients, dated August 10, 2009.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009.
(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009.
(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009.
(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009).
(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009).
(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009).
(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009).
(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009).
(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009.
(a)(5)(H)	Q&A for Employees, dated August 10, 2009.
(a)(5)(I) *	Summary of Key Terms for Use by Investment Professionals.
(b)	Not applicable.
(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009.
(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009.
(d)(1)	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(A) hereto).
(d)(2)	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(A) hereto).
(d)(3)
Senior Subordinated Term Loan Amendment, dated August 9, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C to Exhibit (a)(1)(A) hereto).

(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.
(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.
(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(A) hereto).
(g)	Not applicable.
(h)	Not applicable.

*	- Filed herewith.